EXHIBIT 99.1

PRESS RELEASE

DOLLAR TREE STORES, INC.
REPORTS THIRD-QUARTER EARNINGS PER SHARE OF $0.17

CHESAPEAKE, Va. - October 24, 2002 - Dollar Tree Stores, Inc. (Nasdaq: DLTR), the nation's leading retailer of variety merchandise at the $1.00 price point, reported third-quarter earnings per share of $0.17, a 35% increase from last year's third quarter. Both quarters' results are inclusive of $1.4 million of non-cash expense related to changes in the fair value of interest rate swaps. As previously reported, sales for the quarter were $513.5 million.

"These results reflect our ongoing commitment to productivity improvement and cost control," President and COO Bob Sasser commented. "As we open larger stores, we will continue to focus on those two key areas."

For the quarter, gross margin was 35.6% compared to 34.7% for the third quarter of 2001, primarily due to increased capitalization of distribution costs and improvements in shrink. Selling, general, and administrative expenses, as a percentage of sales, were flat at 28.9%. Improvements in payroll and related costs partially offset higher store operating and depreciation expenses. In addition, last year's results include $1.7 million of costs related to a terminated distribution center lease. For the quarter, operating margin was 6.6%, compared to 5.8% in last year's third quarter.

"The plans we put in place last year have enabled us to deliver strong earnings growth, despite a challenging economy," CEO Macon Brock, Jr., said. "I am proud of the performance of our management team and the consistency of our results. Our staffing and inventory are well-positioned for the upcoming holiday season, and we are pleased to see that sales in October have improved."

Based on an estimate for fourth-quarter sales of $825-$830 million, the Company plans to achieve an operating margin consistent with last year's fourth quarter.

Sales for the first nine months of 2002 were $1.5 billion, up 18% from the same period last year. Sales at comparable stores for the first nine months of 2002 rose 1.5% over the comparable 2001 period. Diluted earnings per share of $0.59 in the first nine months of 2002 are 42% higher than the comparable 2001 period.

On Thursday, October 24, 2002, Dollar Tree will host a conference call at 4:45 p.m. EDT to discuss its quarterly results. The telephone number for the call is (712) 257-2272, passcode DLTR. A recorded version of the call will be available through midnight Tuesday, October 29 and may be accessed by dialing (402) 220-6503, passcode DLTR. A webcast of the call is accessible through Dollar Tree's website, www.DollarTree.com, as well as at Vcall's website, www.Vcall.com, and will remain on-line until midnight Tuesday, October 29.

Dollar Tree Stores operates 2,179 stores in 38 states as of September 30, 2002. During the first nine months of 2002, the Company opened 231 stores, closed 27 stores and expanded or relocated 83 stores, increasing its retail selling square footage 26% to approximately 12.2 million square feet at September 30, 2002, from 9.7 million square feet a year ago.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan or estimate. For example, our forward-looking statements include statements regarding productivity improvement; our cost control; and staffing, inventory, sales, and operating margin for the fourth quarter.

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 14, 2002 and in our Quarterly Report on Form 10-Q filed August 14, 2002. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply.

We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
                    Erica Robb or Adam Bergman, 757/321-5000
                    www.DollarTree.com

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<CAPTION>

DOLLAR TREE STORES, INC.
Condensed Consolidated Balance Sheets
(Dollars in thousands)
(Unaudited)

	September 30, 2002	December 31, 2001	September 30, 2001
<S>	<C>	<C>	<C>
Cash and cash equivalents	$ 81,433	$ 236,653	$ 44,844
Short-term investments	5,500	-	-
Merchandise inventories (a)	533,871	296,473	438,383

Other current assets	23,288	27,653	32,525
	-----------	----------	----------
Total current assets	644,092	560,779	515,752
	-----------	----------	----------
Property and equipment, net	330,742	279,011	271,603
Goodwill, net	38,358	38,358	38,862
Other assets, net	26,372	23,900	18,693
	-----------	----------	----------
Total assets	$ 1,039,564	$ 902,048	$ 844,910
	===========	=========	=========
Current portion of long-term debt	$ 25,000	$ 25,000	$ 25,000
Accounts payable	133,751	68,653	135,720
Income taxes payable	7,595	38,848	18,822
Other current liabilities	53,659	67,521	43,274
	-----------	----------	----------
Total current liabilities	220,005	200,022	222,816
	-----------	----------	----------
Long-term debt, excluding current portion	6,000	12,000	12,000
Other liabilities	46,431	38,290	42,178
	-----------	----------	----------
Total liabilities	272,436	250,312	276,994
	-----------	----------	----------
Shareholders' equity	767,128	651,736	567,916
	-----------	----------	----------
Total liabilities and shareholders' equity	$ 1,039,564	$ 902,048	$ 844,910

```
                                                               ============
==========               ==========

STORE DATA:

Number of stores open at end of period                              2,179
1,975               1,935
Total selling square footage (in thousands)                        12,230
10,129              9,704
```

<FN>

(a) In April 2002, the Company changed its method of accounting for inventories in its distribution centers from the first-in first-out method to the weighted average cost method. The change did not have a material effect on the Company's balance sheet or 2002 operating results.
</FN>
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<CAPTION>

DOLLAR TREE STORES, INC.
Condensed Consolidated Income Statements
For the Three Months and Nine Months Ended September 30
(Dollars in thousands, except per share data)
(Unaudited)

	Third Quarter		Year-to-Date	
	2002	2001	2002	2001
	---	---	---	---
<S>	<C>	<C>	<C>	<C>
Net sales	$ 513,504	$ 444,745	$ 1,501,707	$ 1,272,425
Cost of sales (a)	330,921	290,450	965,768	829,582
Gross profit	182,583	154,295	535,939	442,843
	35.6%	34.7%	35.7%	34.8%

Selling, general & administrative expenses (b)	148,487		
128,475	423,600	363,839	
	28.9%		
28.9%	28.2%	28.6%	
Operating income	34,096		
25,820	112,339	79,004	
	6.6%		
5.8%	7.5%	6.2%	
Interest expense, net	(392)		
(763)	(701)	(580)	
Other expense (c)	(1,382)		
(1,379)	(1,611)	(1,974)	
Earnings before income taxes	32,322		
23,678	110,027	76,450	
	6.3%		
5.3%	7.3%	6.0%	
Income tax expense	12,444		
9,126	42,360	29,457	
Net earnings	19,878		
14,552	67,667	46,993	
	3.9%		
3.3%	4.5%	3.7%	

Net earnings per share:

Basic	$	0.17	$
0.13	$	0.60	$	0.42
Weighted average number of shares	114,108		
112,363	113,459	112,214	
Diluted	$	0.17	$
0.13	$	0.59	$	0.42
Weighted average number of shares	114,748		
113,237	114,517	112,951	

<FN>

(a) In April 2002, the Company changed its method of accounting for inventories in its distribution centers from the first-in first-out method to the weighted average cost method. The change did not have a material effect on the Company's balance sheet or 2002 operating results.

(b) The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, which requires that goodwill amortization cease effective January 1, 2002. As a result, no goodwill amortization was recorded in 2002. Third quarter and year-to-date 2001 includes $0.5 million and $1.5 million of goodwill amortization, respectively. For the nine months ended September 30, 2001, basic earnings per share would have been $0.43 without the after-tax effect of goodwill amortization.

(c) Amount represents the earnings impact of recording non-hedging interest rate swaps to market value in accordance with Statement of Financial Accounting Standards No. 133, which was effective January 1, 2001.
</FN>
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<CAPTION>

DOLLAR TREE STORES, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in thousands)
(Unaudited)

<S>	<C>	<C>	<C>
	Nine-months ended September 30, 2002	Year ended December 31, 2001	Nine-months ended September 30, 2001
	---------	---------	---------
Cash flows from operating activities:			
Net income	$ 67,667	$ 123,081	$ 46,993
	-----------	-----------	-----------
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	51,779	53,763	38,781
Other non-cash adjustments	11,436	893	1,078
Changes in working capital	(204,132)	989	(118,247)
	-----------	-----------	-----------
Total adjustments	(140,917)	55,645	(78,388)
	-----------	-----------	-----------
Net cash provided by (used in) operating activities	(73,250)	178,726	(31,395)
	-----------	-----------	-----------
Cash flows from investing activities:			
Capital expenditures	(104,780)	(121,566)	(98,064)
Purchase of short-term investments			

			(16,500)
-	-		
Proceeds from maturities of short-term investments			
			11,000
-	-		
Settlement of merger-related contingencies			
			6,688
-	-		
Acquisition of favorable lease rights			
			(813)
-	-		
Proceeds from sale of property and equipment			14
98	48		

----------	----------		
Net cash used in investing activities			(104,391)
(121,468)	(98,016)		

----------	----------		
Cash flows from financing activities:			
Repayment of long-term debt and facility fees			(6,025)
(6,239)	(6,239)		
Principal payments under capital lease obligations			(2,853)
(3,562)	(2,661)		
Proceeds from stock issued pursuant to stock-based			
compensation plans			31,299
11,805	5,764		
Repurchase of common stock			-
(3,775)	(3,775)		

----------	----------		
Net cash provided by (used in) financing activities			22,421
(1,771)	(6,911)		

----------	----------		
Net increase (decrease) in cash and cash equivalents			(155,220)
55,487	(136,322)		
Cash and cash equivalents at beginning of period			236,653
181,166	181,166		

----------	----------		
Cash and cash equivalents at end of period			$ 81,433
$ 236,653	$ 44,844		
			==========
==========	==========		

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